Exhibit 12.1

OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES

COMPUTATION OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	2010	2009	2008	2007	2006

Earnings:
Income (loss) from continuing operations before income taxes (1)	$37,783	$96,194	$44,093	$49,891	$77,951

Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt expenses	85,011	62,541	86,141	75,890	56,318
Interest on deposits	908	572	654	917	948
Interest component of rental expense	4,101	2,100	2,650	2,217	1,513
Total fixed charges (2)	90,020	65,213	89,445	79,024	58,779
Earnings (losses) for computation purposes	$127,803	$161,407	$133,538	$128,915	$136,730

Ratio of earnings to fixed charges:
Including interest on deposits (3)	1.42	2.48	1.49	1.63	2.33
Excluding interest on deposits (3)	1.42	2.49	1.50	1.64	2.35

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital

(2)
Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) fixed charges.